SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                          For the month of May, 2005

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Result of AGM



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.



Exhibit 2

TOMKINS PLC

RESULT OF AGM VOTING - 19 MAY 2005


All of the Resolutions proposed at Tomkins Annual General Meeting held earlier today were duly approved by shareholders.


The result of the proxy voting on each Resolution was as follows:

 Resolution      Total For (including discretion)             Against                Abstain

                   No. of Votes        % of Vote     No. of Votes    % of Vote    No. of Votes

1. Report and        455,045,574           99.84%        724,267         0.16%     19,450,013
   Accounts

2.Remuneration       387,215,554           88.44%     50,621,310        11.56%     37,382,990
  Committee
  report
3. Dividend          474,781,325           99.99%         51,781         0.01%        386,748

4. N.N.              433,698,625           99.52%      2,079,979         0.48%     39,441,250
   Broadhurst

5. J.M.J.            452,659,648           99.86%        641,477         0.14%     21,918,729
   Keenan

6. J. Nicol          474,251,786           99.90%        492,636         0.10%        475,432

7. Re-appoint        466,944,936           99.59%      1,919,039         0.41%      6,355,879
   auditors

8. Auditors'         474,276,727           99.90%        478,650         0.10%        464,477
   remuneration

9. Allotment         466,167,069           98.22%      8,445,394         1.78%        607,391
   of relevant
   securities

10. Disapplication   461,373,942           97.82%     10,295,179         2.18%      3,550,733
    of pre-emption
    rights

11. Purchase         474,514,547           99.95%        237,136         0.05%        468,171
    of own
    shares

12. Tomkins          469,161,512           98.84%      5,519,999         1.16%        538,343
    2005 Sharesave
    Scheme


A copy of the Resolutions approved at the Annual General Meeting (other than Resolutions concerning ordinary business), together with the rules of the Tomkins 2005 Sharesave Scheme, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

19 May 2005



N C Porter
Company Secretary

END






                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  19 May, 2005

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary